                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)

                                    KSW, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    48268R106
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 48268R106                                         Page 2 of 6 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
  PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
                                                                       (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                           [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        254,500
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.6%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
==============================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 48268R106                                         Page 3 of 6 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     W/C
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          254,500
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          254,500
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          254,500
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.6%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO, BD.
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 48268R106                                         Page 4 of 6 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Paul A. Gould
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     58,000
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     58,000
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     58,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                             Page 5 of 6 Pages
                                AMENDMENT NO.2
                                    TO THE
                                 SCHEDULE 13D


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on December 31, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares of Common Stock that were reported to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended 9/30/97).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                254,500                        4.6%
-----------------------------------------------------------------------------
Allen & Company Incorporated      254,500                        4.6%
-----------------------------------------------------------------------------
Paul A. Gould                      58,000                        1.1%
-----------------------------------------------------------------------------
==============================================================================

       (b) ACI has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Issuer's Common Stock which ACI owns as reported in Item 5(a) herein. AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the Issuer's Common Stock which ACI owns as reported in Item 5(a) herein. Paul A. Gould has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Issuer's Common Stock which Paul A. Gould owns as reported in Item 5(a) herein.

              This amendment to the Schedule 13D which was filed on March 12, 1998, is being filed to include shares previously reported by the Reporting Persons which were omitted in error.

       (c) All trades made by ACI in the past 60 days were transacted in its capacity as a market maker.

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

Item 7.   Material to be filed as Exhibits

          Exhibit A -- List of Directors and Executive Officers of Allen Holding Inc. and Allen & Company Incorporated -- is incorporated by reference to the Schedule 13D filed on 3/12/98 by AHI and ACI.

                                                         Page 6 of 6 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1998


ALLEN HOLDING INC.


  By:  -------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:  -------------------------
       Gaetano J. Casillo
       Vice President


115092

                                                         Page 6 of 6 Pages


       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1998


ALLEN HOLDING INC.


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President




115092